FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Lydecker Charles	2. Date of Event Requiring Statement (Month/Day/Year) 12/1/02	4. Issuer Name and Ticker or Trading Symbol Brown & Brown, Inc. (BRO)
(Last) (First) (Middle) 18 Broadriver Rd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)			6. If Amendment, Date of Original (Month/Day/Year)
			Director	10% Owner
(Street) Ormond Beach FL 32174		X	Officer (give title below)	Other (specify below)	7. Individual or Joint/Group Filing (Check Applicable Line)
		Regional Executive Vice President			Form filed by One Reporting Person
(City) (State) (Zip)					Form filed by More than One Reporting Person
Table I —Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)			3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $.10 par value	84,390			D	Joint with Spouse
Common Stock, $.10 par value	42,280			I(1)	Stock Performance Plan
Common Stock, $.10 par value	13,324			I(2)	401(k) Plan
Common Stock, $.10 par value	12			I(3)	By son

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 5(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1473 (7-02)

FORM 3 (continued)	Table II —Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options(a)	4/21/03(b)	4/21/10	Common Stock	40,000	9.6719	D	N/A

Explanation of Responses:

 (1)  These securities were granted at various dates throughout the year pursuant to the Company's Stock Performance Plan based on the satisfaction of conditions contained in that Plan.  The recipient has voting rights and dividend entitlements with respect to these shares, but full ownership will not vest until the satisfaction of additional conditions.

(2)   These securities were acquired on a periodic basis pursuant to an employee benefit plan.

(3)   Reporting person disclaims beneficial ownership of securities owned by son who shares reporting person's household.  This report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for the purpose of Section 16 or for any other purpose.

(a)    Granted by the Compensation Committee of the Board Directors pursuant to the Company's 2000 Incentive Stock Option Plan (the "Plan") effective April 21, 2000.  Consideration for granted options is grantee's performance and continued service with Company as specified in the Plan.

(b)    These options vest and become exercisable on April 20, 2010, unless accelerated based on satisfaction of conditions established pursuant to the Plan.  Due to the satisfaction of these conditions, 10,340 will vest and become exercisable on April 21, 2003, 10,340 options vest and become exercisable on April 21, 2004, 10,340 options vest and become exercisable on April 21, 2005, and 8,980 options vest and become exercisable on April 21, 2006.

		/S/ CHARLES H. LYDECKER	12/2/02

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	CHARLES LYDECKER

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